Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

October 28, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation regarding appointment of new Chief Financial Officer

Please find enclosed a Press Release in term of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 on “Dr. Reddy's Laboratories announces appointment of new Chief Financial Officer”.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy's Laboratories announces appointment of new Chief Financial Officer

Hyderabad, India, 28 October, 2020	For Immediate Release

Hyderabad, India, October 28, 2020— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) today announced that Parag Agarwal will be joining the Company as Chief Financial Officer (Designate) on November 2, 2020. The Board of Directors at their meeting held today, has approved his appointment as a Chief Financial Officer (KMP*) of the Company effective December 1, 2020.

In a career spanning over 33 years, Parag has held several leadership positions, contributing significantly to the financial performance of his organizations. With over 10 years of working experience in several countries outside India, he brings deep global experience in leading business & financial strategy, transforming finance function, as well as in M&A-strategy & execution. He has expertise in driving performance management of investments, financial result delivery and driving operating margin improvement through revenue & cost optimization across the value chain.

Parag is a qualified Chartered Accountant and Company Secretary. He joins Dr. Reddy’s from Reckitt Benckiser PLC, where he was CFO-Health, based in London. Prior to his nine years stint at Reckitt, Parag was associated with organizations such as Unilever, GSK Consumer Healthcare & Genpact.

Saumen Chakraborty, President & CFO will retire effective December 1, 2020. In his 19+ years career at Dr. Reddy’s, Saumen has contributed significantly, leading functions such as HR, Global Generics Operations, Quality, Finance, Legal and Digital & Process Excellence. Saumen will continue to be associated with the Company as an Advisor. He will also help Parag to transition effectively.

Commenting on his appointment, Parag Agarwal said, “Dr Reddy’s is driven by its purpose, high governance standards, a robust strategy and strong leadership. I am truly excited to join the organization in its transformation journey to create even more value for its customers and patients.”

KMP* – Key Manageriel Personnel

About Dr. Reddy’s: Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, hereinafter “Dr. Reddy's”) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy's offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy's operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”